September 3, 2024

Zhi Yang
Chief Executive Officer
ESG Inc.
523 School House Road
Kennett Square, PA 19348

       Re: ESG Inc.
           Registration Statement on Form S-1
           Filed August 21, 2024
           File No. 333-281681
Dear Zhi Yang:

     We have conducted a limited review of your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1. We note your disclosure that the "offering will terminate on the date which is 270 days from the effective date of this prospectus, although [you] may close the offering on any date prior if the offering is fully subscribed or upon the vote of [y]our board of directors."
       Please revise your cover page to disclose the specific date that your best efforts offering will end, so that it is clear to investors when this offering will terminate. Refer to Item
       501(b)(8)(iii) of Regulation S-K for guidance.
2. Please revise your cover page to include the information required under Items 501(b)(4)
       and (b)(5) of Regulation S-K.
3.     We note your disclosure on pages 9 and 26 that Mr. Zhi Yang, through DCG
China
       Limited, is the beneficial owner of 83.53% of the issued and outstanding shares of common stock of ESG Inc. and, as a result, your executive officers may be able to "elect or defeat the election of [y]our directors, amend or prevent amendment to [y]our
 September 3, 2024
Page 2

       certificates of incorporation or bylaws, effect or prevent a merger, sale of assets or other corporate transaction, and control the outcome of any other matter submitted to the shareholders for vote." Please revise your cover page to disclose that Mr. Zhi Yang controls 83.53% of the issued and outstanding shares of the company's common stock and include a discussion of the consequences. In this regard, you may include a cross-
       reference to your risk factor disclosure on page 26.
4. Please disclose prominently on the cover page that you are not a Chinese operating company but a Nevada holding company with operations conducted by your subsidiaries.
       Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of your organizational structure.
5. Provide prominent disclosure on your cover page about the legal and operational risks
       associated with being based in or having the majority of the company   s
operations in
       China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions
       by China   s government, such as those related to the use of variable interest entities and
       data security or anti-monopoly concerns, have or may impact the company s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.
6. Please prominently disclose on your cover page whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. In addition, disclose that trading in your securities may be prohibited under the
       Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities.
7. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your subsidiaries conduct operations in China. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
8. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Provide a cross-reference to the consolidated financial statements. In this regard, you may provide a cross-reference to your disclosure on page 7 detailing the process by which the Company will settle amounts owed under the WFOE structure.
9. Identify clearly the entity in which investors are purchasing their interest and the
       entity(ies) in which the company   s operations are conducted.
 September 3, 2024
Page 3
Company Overview, page 1

10. We note your disclosure that on February 17, 2023, the China Securities Regulatory
       Commission, or CSRC, issued the Trial Administrative Measures of Overseas Securities
       Offering and Listing by Domestic Companies, or the Trial Measures, which became effective on March 31, 2023 and that pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. We also note your disclosure that "[s]ince there is no offering," you have not sought CSRC approval and that, instead, you have relied on the legal opinion filed as Exhibit
99.1. Since this
       registration statement registers an offering, please update your disclosure in this regard.
       We also note that the opinion filed as Exhibit 99.1 consents to its use solely for the purpose of the 8-K filed on the date of the opinion. If you intend to rely on the opinion filed as Exhibit 99.1 for this disclosure, please file an updated opinion which consents to its use in connection with this registration statement. We also note other instances where you rely on the opinion for your disclosure, such as on page 6 with respect to your disclosure regarding the CSRC, and on page 7 with respect to your disclosure regarding the CAC. Please ensure any updated opinion you file consents to these disclosures as well.
       If you are not able to file an updated opinion which consents to its use in connection with the disclosures you have made in this registration statement, remove your references to the opinion throughout and explain the basis for your related disclosure.
Prospectus Summary, page 1

11. Please revise your disclosure on page 2 to identify which entity or entities own the remaining ownership interest of Hainan ESG Tech Co., Ltd.
12. In your summary of risk factors, disclose the risks that your corporate structure and being
       based in or having the majority of the company   s operations in China
poses to investors.
       In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
       China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
       Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
13. Please expand your disclosure in the last paragraph on page 5 to disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to offer the securities being registered to foreign investors. With respect to the permissions or approvals that you or your subsidiaries are required to obtain from Chinese authorities to operate your business, to list or become quoted on U.S. exchanges and/or quotation services, or to offer your securities to foreign investors, please also describe the
 September 3, 2024
Page 4

       consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Risk Factors
Risks Related to Doing Business in China
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China . . . , page 20

14. Please revise your disclosure here to specifically discuss whether any of your officers or directors are located in China and, if so, describe the risks associated with the difficulty of bringing actions against individuals located in China (other other foreign jurisdictions)
       and explain that it may be difficult to enforce any judgments obtained from foreign courts against any officers or directors located in China. If any of your officers or directors are located in China, please include summary risk factor disclosure in your prospectus summary.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Joshua Gorsky at 202-551-7836 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:   Matt Stout, Esq.